The StPaul

POLICY FORM LIST

Here's a list of all forms included in your policy, on the date shown below. These forms are listed in the same order as they appear in your policy.

Title                                                           Form Number     Edition Date

Uncollectible Items Of Deposit Rider                                            MEL2045 11-04
 Audit Expense Coverage                                                         MEL2049 11-04
Financial Institution Bond                                                      TSB5062B 10-87
 S.E.C. - Joint Insured Cancellation Rider                                      SR5971A 10-87
 ERISA Rider                                                                    SR6145B 06-90
Amend Notice/Proof-Legal Proceedings Against Underwriter                        MEL2586 03-05
Amend Section 3. - Discovery - Designate Persons To Discover                    MEL2224 01-05
 Loss
Amend Racketeering Exclusion From Alleged To Adjusicated                        MEL2334 02-05
Amend General Agreement F-Amend Notice Of Legal Proceedings                     MEL2394 02-05
 To Specified Number Of Days
 Stop Payment Loss Endorsement                                                  MEL1919 10-04
 Telefacsimile Transfer Fraud                                                   MEL2231  01-05
Counterfeit Currency Coverage For Any Country - Amend                           MEL2233 01-05
 Insuring Agreement F
 Voice Initiated Funds Transfer Instructions                                    MEL2258 01-05
 Amend Definition of Employee                                                   MEL2260 01-05
 Unauthorized Signatures                                                        MEL2570 03-05
Definition of Employee To Comply With Investment Company Act                    MEL3242 07-05
 of 1940
 Joint Insured Rider                                                            SR5538     09-54
 Amend General Agreement                                                        DMEL1965   07-05
 Amend Declarations Page                                                        SR6150C    06-90
 Computer Systems Fraud Insuring Agreement                                      SR6196     12-93

Name of Insured PAX WORLD MANAGEMENT CORPORATION Policy Number 490PB1080
        Efective Date 02/15/2006

                                              Processing Date 05/17/2006

40705 Ed. 5-84 Printed in U.S.A.              Form List
(C)St. Paul Fire & Marine Insurance Co.1992                               Page 1

                           FINANCIAL INSTITUTION BOND
                 Standard Form No. 14, Edition of October, 1987


                                                              BOND NO. 490PB1080

                             ST. PAUL FIRE & MARINE
                                INSURANCE COMPANY
                                    Hartford,
                                   Connecticut
                           (Herein called Underwriter)

DECLARATIONS


ITEM 1. Name of Insured (herein called Insured):
        Principal Address:  Pax World Management Corp. (See Named Insured Rider)
                            222 State Street
                            Portsmouth, New Hampshire 03801

ITEM 2. Bond Period: from 12:01 a.m. on February 15, 2006 to 12:01 a.m. on February 15, 2007

ITEM 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $6,000,000


ITEM 4. Subject to Section 4 & 11 hereof, the Single Loss Limit of Liability is $3,000,000 and the Single Loss Deductible is $50,000

Provided, however, that if any amounts are inserted below opposite specifed Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered".)

 Amount applicable to:                                                      Single Loss               Single Loss
                                                                            Limit of Liabili          Deductible
 Insuring Agreement (D) - FORGERY OR ALTERATION                              $3,000,000                $50,000
 Insuring Agreement (E) - SECURITIES                                         $3,000,000                $50,000
 Coverage on Partners                                                        $N/A
 Optional Insuring Agreements and Coverage's:
 Insuring Agreement (G) - Computer Systems                                   $3,000,000                $50,000
 Insuring Agreement (H) - Voice Initiated Transfer                           $3,000,000                $50,000
 Insuring Agreement (I) - Computer Virus                                     $3,000,000                $50,000
 Insuring Agreement (J) - Telefacsimile                                      $3,000,000                $50,000
 Insuring Agreement (K) - Stop Payment                                       $50,000                   $5,000
 Insuring Agreement (L) - Audit Expense                                      $25,000                   $Nil
 Insuring Agreement (M) - Uncollectible Items of Deposit                     $50,000                   $10,000
 Insuring Agreement (N) - Unauthorized Signature                             $50,000                   $5,000

If "Not Covered" is inserted above opposite any specifed Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders 1 through 19

ITEM 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 490PB0692, such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

                                        ST. PAUL FIRE & MARINE INSURANCE COMPANY
Countersigned:
                                         Secretary                   President

Authorized Representative

Countersignature Date  Countersigned At
                                                                         1 of 12

TSB 5062b

                            FORGERY OR ALTERATION

(D) Loss resulting directly from

 (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certifcate of Deposit or Letter of Credit.

 (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                                   SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

 (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

     (a) Certifcated Security,

     (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

     (c) Evidence of Debt,

     (d) Instruction to a Federal Reserve Bank of the United States, or

     (e) Statement of Uncertifcated Security of any Federal Reserve Bank of the United States which

             (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

             (ii) is altered, or

             (iii) is lost or stolen;

 (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

 (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

  A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                              COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch ofice.

                               GENERAL AGREEMENTS

                                      NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

                         ADDITIONAL OFFICES OR EMPLOYEES
                      CONSOLIDATION, MERGER OR PURCHASE OF
                                 ASSETS - NOTICE

B. If the Insured shall, while this bond is in force, establish any additional Offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such ofces shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

     If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the

TSB 5062b Ed. 10-87                                                Page 3 of 12
Copyright, The Surety Association of America, 1987

     Insured shall not have such coverage as is aforded under this bond for loss which

     (a)  has occurred or will occur in ofces or premises, or

     (b) has been caused or will be caused by an employee or employees of such institution, or

     (c)  has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

          (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed efective date of such action and

          (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional ofces or premises, Employees and other exposures, and

          (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

                       CHANGE OF CONTROL - NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

     As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an afliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be efective upon the date of the stock transfer.

                          REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

     Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

                                  JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the frst named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafer be considered as the frst named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

                       NOTICE OF LEGAL PROCEEDINGS AGAINST
                          INSURED - ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

     The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

     If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

     If the Insured does not give the notices required in subsection (a) of
     Section 5 of this bond and in the f irst paragraph of this General Agreement, or if the

TSB 5062b Ed. 10-87
Page 4 of 12                  Copyright, The Surety Association of America, 1987

     Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

     With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or afer the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

                           CONDITIONS AND LIMITATIONS

                                   DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a fnancial institution of receipt of Money with an engagement to repay it.

(c) Certifcated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

     (1)  represented by an instrument issued in bearer or registered form;

     (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

     (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)  Employee means

     (1) a natural person in the service of the Insured at any of the Insured's ofices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the insured has the right to direct and control while performing services for the Insured;

     (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

     (3) a person provided by an employment contractor to perform employee duties for the insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said ofices or premises;

     (4) an employee of an institution merged or consolidated with the Insured prior to the efective date of this bond;

     (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modifcation of computer software or programs), herein called Processor. (Each such Processor, and the partners, oficers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

     (6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

     (1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of.

          (a) the "net worth" of the insured, which for the purposes of this bond, shall be

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987                  Page 5 of 12
               deemed to be the excess of its total assets over its total liabilities, without adjustment to give efect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profts and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

          (b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-of against loss covered by this bond;

          provided, however, that if such "net worth" adjusted to give efect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage aforded by this bond on account of such loss, is not sufcient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defned, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any beneft accruing to such general partner(s) from such payment; and

     (2) as respects limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a fnancial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertifcated Security requesting that the transfer, pledge, or release from pledge of the Uncertifcated Security specifed be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specifed in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)  Negotiable Instrument means any writing

     (1)  signed by the maker or drawer; and

     (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

     (3)  is payable on demand or at a defnite time; and

     (4)  is payable to order or bearer.

(n)  Partner means a natural person who

     (1)  is a general partner of the Insured, or

     (2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o) Property means Money, Certifcated Securities, Uncertifcated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certifcates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certifcates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertifcated Security means a written statement of the issuer of an Uncertifcated Security containing:

                              Copyright, The Surety Association of America, 1987
TSB 5062b Ed. 10-87

     (1) a description of the Issue of which the Uncertifcated Security is a part;

     (2)  the number of shares or units:

          (a)  transferred to the registered owner;

          (b)  pledged by the registered owner to the registered pledgee;

          (c)  released from pledge by the registered pledgee;

          (d) registered in the name of the registered owner on the date of the statement; or

          (e)  subject to pledge on the date of the statement;

     (3)  the name and address of the registered owner and registered pledgee;

     (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertifcated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

     (5)  the date:

          (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

          (b)  the pledge of the registered pledgee was registered, or

          (c)  of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertifcated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

     (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

     (2)  of a type commonly dealt in on securities exchanges or markets; and

     (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

                                   EXCLUSIONS

Section 2. This bond does not cover:

     (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

     (c) loss resulting directly or indirectly from the efects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

     (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected oficial of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

     (e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifce, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

     (f) loss resulting from any violation by the Insured or by any Employee

          (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

          (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987
               amount in the absence of such laws, rules or regulations;

     (g) loss resulting directly or indirectly from the failure of a fnancial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

     (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

     (i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

     (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defned in 18 United States Code 1961 et seq., as amended;

     (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identifcation, cash management or other cards

          (1)  in obtaining credit or funds, or

          (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

          (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

     (1) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafs or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

     (m) loss through the surrender of Property away from an office of the insured as a result of a threat

          (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

          (2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

     (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the ofce of the insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

     (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

     (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

     (q) loss of any tangible item of personal property which is not specifcally enumerated in the paragraph defining Property if such property is specifcally insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days afer the insured takes possession of such property, except when covered under Insuring Agreements (A) or
          (B)(2);

     (r)  loss of Property while

          (1)  in the mail, or

          (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

     (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

TSB 5062b Ed. 10-87
Page 8 of 12
                              Copyright, The Surety Association of America, 1987

     (t) damages of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

     (u)  all fees, costs and expenses incurred by the Insured

          (1) in establishing the existence of or amount of loss covered under this bond, or

          (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

     (v)  indirect or consequential loss of any nature;

     (w) loss involving any Uncertifcated Security except an Uncertifcated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

     (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

     (y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

     (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

     (aa) loss due to liability imposed upon the insured as a result of the unlawful disclosure of non public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

                                    DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

                   LIMIT OF LIABILITY

Section 4.

                          Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

     (a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously repored to the Underwriter, and

     (b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrment bond, such loss shall not reduce the Aggregate Limit of Liability.

                         Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

                               Single Loss Defned

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987

     (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

     (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

     (c) all acts or omissions other than those specifed in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

     (d)  any one casualty or event not specifed in (a), (b) or (c) preceding.

                    NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST
                                   UNDERWRITER

Section 5.

     (a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

     (b) Within 6 months afer such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

     (c) Lost Certifcated Securities listed in a proof of loss shall be identifed by certifcate or bond numbers if such securities were issued therewith.

     (d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days afer the original proof of loss is fled with the Underwriter or afer the expiration of 24 months from the discovery of such loss.

     (e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

     (f) This bond afords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

                                    VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

                                   Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notifcation of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufcient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

                       Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

                Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement
(B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

                              Copyright, The Surety Association of America, 1987
TSB 5062b Ed. 10-87

                                     Set-Of

Any loss covered under this bond shall be reduced by a set-of consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

                       ASSIGNMENT - SUBROGATION - RECOVERY
                                   COOPERATION

Section 7.

     (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

     (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

     (c) Recoveries, whether efected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

     (d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

               (1) submit to examination by the Underwriter and subscribe to the same under oath; and

               (2) produce for the Underwriter's examination all pertinent records; and

               (3) cooperate with the Underwriter in all matters pertaining to the loss.

     (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing afer discovery of loss to prejudice such rights or causes of action.

                     LIMIT OF LIABILITY UNDER THIS BOND AND
                                 PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

                          OTHER INSURANCE OR INDEMNITY

Section 9. Coverage aforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

                                    OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured,
(2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and beneft of the Insured named in the Declarations.

                                DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defned in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987 applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall fle with it a brief statement giving the particulars concerning such loss.

                           TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal oficials, or
(d) immediately upon the taking over of the Insured by another institution, or
(e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, oficer or employee of any Processor - (a) as soon as any Insured, or any director or ofcer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the efective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5062b Ed. 10-87
Page 12 of 12                 Copyright, The Surety Association of America, 1987

                                      RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.
 , No. 490PB 1080 in favor of PAX WORLD MANAGEMENT CORPORATION

It is agreed that:

     1. The attached bond shall not be canceled or modifed except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modifcation.

     2. The Underwriter shall furnish each registered management investment company named as an insured with (a) a copy of the bond and any amendment thereto, promptly afer the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly afer receipt thereof, and (c) notifcation of the terms of the settlement of each such claim prior to the execution of the settlement.

     3. This rider shall become efective as of 12:01 a.m. on 02/15/2006 standard time.

Accepted:

                               By                            COPY
                                                             ----
                                                      Attorney-in-Fact

S.E.C. - JOINT INSURED CANCELATION CLAUSE RIDER FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, "DISCOVERY" OR "LOSS SUSTAINED" FORM, WHEN ISSUED TO REGISTERED MANAGEMENT INVESTMENT COMPANIES COVERED AS JOINT INSUREDS, TO COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

     AGENT

SR5971a Rev. 10-87
Copyright, The Surety Association of America, 1987

                                      RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.
       , No. 490PB 1080 in favor of PAX WORLD MANAGEMENT CORPORATION

It is agreed that:

 1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Beneft Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

 2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Beneft Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

 3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured frst named, for the use and benefit of any Employee Welfare or Pension Beneft Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and beneft of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

 4. If money or other property of two or more Employee Welfare or Pension Beneft Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

 5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

 6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

 7.  This rider is efective as of 12:01 a.m. on 02/15/2006

     Accepted:


                                        By           COPY
                                           -------------------------
                                                Attorney-in-Fact


              ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS
MADE APPLICABLE TO THE EMPLOYEE
RETIREMENT INCOME SECUTIRY ACT OF
1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

                                             AGENT


SR6145b Rev. 6-90
Copyright, The Surety Association of America, 1990

                                      RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB 1080 in favor of PAX WORLD MANAGEMENT CORPORATION

It is agreed that:

     1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

[ ] Item 2. Bond Period: from 12:01 a.m. on to 12:01 a.m. on
                                    (MONTH, DAY, YEAR)      (MONTH, DAY, YEAR)

[ ] Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $8, 000, 000

[ ] Item 4. Subject to Sections 4 and 11 hereof, the Single Loss Limit of
            Liability  is $4,000,000 and the Single Loss Deductible is $50, 000

     Provided, however, that if any amounts are inserted below opposite specifed Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

     Amount applicable to:                                      Single Loss Limit of         Single
                                                                     Liability               Loss Deductible

       Insuring Agreement (D) - FORGERY OR ALTERATION                 $4,000,000                $50,000
       Insuring Agreement (E) - SECURITIES                            $4,000,000                $50,000
       Coverage on Partners (Form No. 14 only)                        $N/A                      $N/A
       Optional Insuring Agreements and Coverages:
       Agreement      (G)                                             $4,000,000                $50,000
       Agreement      (H)                                             $4,000,000                $50,000
       Agreement      (I)                                             $4,000,000                $50,000
       Agreement      (J)                                             $4,000,000                $50,000
       Agreement      (K)                                             $50,000                   $5,000
       Agreement      (L)                                             $25,000                   $Nil
       Agreement      (M)                                             $50,000                   $10,000
       Agreement      (N)                                             $50,000                   $5,000
                                                                      $                         $
                                                                      $                         $

     2. This rider applies to loss sustained at any time but discovered afer 12:01 a.m. on 03/09/2006

     Accepted:

                                      By               COPY
                                        --------------------------------------
                                                   Attorney-in-Fact


AMEND DECLARATIONS PAGE - DISCOVERY
              FORM

FOR USE WITH FINANCIAL INSTITUTION
BONDS, STANDARD FORMS NOS. 14, 15, 24
AND 25. ITEM 3 NOT TO BE CHANGED MID
TERM WITH THIS RIDER.


                                      AGENT

SR6150c Rev. 6-90
Copyright, The Surety Association of America, 1990


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

           AMEND NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER
                          (For use with Bond Form 14)
                               MEL2586 Ed. 3/2005

It is agreed that:

Subsection (a) from Section 5., NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER is deleted in its entirety, and the following is substituted in lieu thereof:

"(a) the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the underwriter notice thereof. The notice
requirements herein shall not apply to losses of $50, 000             or less."











Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

        AMEND SECTION 3. - DISCOVERY - DESIGNATE PERSONS TO DISCOVER LOSS
                    MEL2224 - Ed. 1/05 - For use with Form 14

It is agreed that:

Section 3. DISCOVERY, of the CONDITIONS AND LIMITATIONS, is replaced with the following:

     This bond applies to loss discovered by the Insured during the Bond Period.
     Discovery occurs when a VP or           higher of the insured frst becomes
     aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

     Discovery also occurs when a VP or higher of the Insured receives notice of an actual or potential claim in which it is alleged that the insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.











Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

            AMEND RACKETEERING EXCLUSION FROM ALLEGED TO ADJUDICATED
                     MEL2334 Ed. 2-05 - For use with Form 14

It is agreed that:

1. The attached bond is amended by deleting subsection (j) of Section 2 and by substituting in lieu thereof the following:

   (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended.










Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

                AMEND GENERAL AGREEMENT F - AMEND NOTICE OF LEGAL
                     PROCEEDINGS TO SPECIFIED NUMBER OF DAYS
                           (For use with Bond Form 14)
                                MEL2394 Ed. 2-05

It is agreed that:

1. The first paragraph of General Agreement F. Notice of Legal Proceedings Against Insured - Election to Defend is deleted and replaced with the following:

   F. The insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

2. This rider is effective as of the time the attached bond becomes effective.












Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

                          STOP PAYMENT LOSS ENDORSEMENT
                             (for use with Form 14)
                                MEL1919 Ed. 10-04

In consideration of the premium charged it is agreed that:

The attached bond is amended by inserting an additional Insuring Agreement as follows:

                       Insuring Agreement L- Stop Payment

Loss against any and all sums which the Insured shall become legally obligated to pay for damages:

 (1) For having either complied with, or failed to comply with, any written notice of any customer, shareholder or subscriber of the Insured or any authorized representative of such customer, shareholder or subscriber, to stop payment of any check or draf made or drawn by such customer, shareholder or subscriber, or any authorized representative of such customer, shareholder or subscriber, or

(2) For having refused to pay any check or draf made or drawn by any customer, shareholder or subscriber of the Insured or any authorized representative of such customer shareholder or subscriber.












Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

                   TELEFACSIMILE TRANSFER FRAUD MEL2231 - Ed.
                           1/05 - For use with Form 14

It is agreed that:


1. The attached bond is amended by inserting an additional Insuring Agreement as follows: INSURING AGREEMENT J - TELEFACSIMILE TRANSFER FRAUD

     Loss resulting directly from the Insured having, in good faith, transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value in reliance upon any fraudulent instruction received through a Telefacsimile Device, and which instruction:

     (1) purports and reasonably appears to have originated from:
          (a) a Customer of the Insured,
          (b) another financial institution, or
          (c) another ofice of the Insured but, in fact, was not originated by the Customer or entity whose identifcation it bears and

     (2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

     (3) contains the name of a person authorized to initiate such transfer.

2. The following defnitions apply with respect to coverage aforded under this Insuring Agreement:

  a. "Customer" means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verifcation mechanism.

  b. "Telefacsimile Device" means a machine capable of sending or receiving a duplicated image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

3. This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

4. Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

5. The exclusion below, as found in the attached bond, does not apply to the Telefacsimile Transfer Fraud Insuring Agreement:

          "loss involving any Uncertifcated Security except an Uncertifcated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A;"



(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved   Page 1of 2

6. The Single Loss Limit of Liability for the coverage provided by this Insuring
Agreement shall be 3,000,000                          , it being understood,
however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations of the attached bond.


7. The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Single Loss Deductible Amount indicated in Item 4 of the Declarations, but not in excess of the Single Loss Limit of Liability stated above.













Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

Page 2 of 2  (C)2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

         COUNTERFEIT CURRENCY COVERAGE FOR ANY COUNTRY - AMEND INSURING
                                   AGREEMENT F
                    MEL2233 - Ed. 1/05 - For use with Form 14


It is agreed that:

1. Insuring Agreement F, COUNTERFEIT CURRENCY, is replaced with the following:

                              COUNTERFEIT CURRENCY


          (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money issued or purporting to have been issued by any country.










Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C)2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

                   VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS
                    MEL2258 - Ed. 1/05 - For use with Form 14

It is agreed that:

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

   INSURING AGREEMENT H - VOICE-INITIATED FUNDS TRANSFER INSTRUCTIONS

 (A) Loss resulting directly from the insured having transferred any funds on the faith of any voice initiated funds transfer instructions directed to the Insured authorizing the transfer of funds in a Customer's account to other financial institutions for the credit to persons designated by the Customer and which instructions were made over the telephone to those employees of the Insured specifcally authorized to receive said instructions at the Insured's ofces and fraudulently purport to have been made by a person authorized and appointed by a Customer to request by telephone the transfer of such funds but which instructions were not made by said Customer or by any ofcer, director, partner or employee of said Customer or were fraudulently made by an oficer, director, partner or employee of said Customer whose duty, responsibility or authority did not permit him to make, initiate, authorize, validate or authenticate Customer voice initiated funds transfer instructions, which fraudulent acts were committed by said person who intended to cause the Insured or the Customer to sustain a loss or to obtain fnancial gain for himself or any other person.

 (B) Loss resulting directly from the Insured having transferred any funds on the faith of any voice initiated funds transfer instructions purportedly communicated between the Insured's ofces authorizing the transfer of funds in a Customer's account to another fnancial institution for the credit to persons allegedly designated by the Customer and which instructions were purportedly made over the telephone between the Insured's ofices by those Employees of the Insured specifcally authorized to send and receive said interofce instructions by telephone, which fraudulent acts were committed by a person other than an Employee of the Insured who intended to cause the Insured or the Customer to sustain a loss or to obtain f inancial gain for himself or any other person.

2. It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement H that all voice initiated requests received for the transfer of funds must be tested or subject to a call-back to an authorized person other than the individual initiating the transfer request.

3. The following defnitions apply with respect to coverage afforded under this rider:

 a. "Customer" means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate funds transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verifcation mechanism.

 b. "Tested" means a method of authenticating the contents of a communication by afxing thereto a valid test key which has been exchanged between the Insured and a Customer or between offces of the insured for the purpose of protecting the integrity of the communication in the ordinary course of business.

4. This bond does not cover loss resulting directly or indirectly from instructions or advices by voice over the telephone except when covered under Insuring Agreement A (Fidelity) or H (Voice Initiated Funds Transfer Instructions).


(C)2005 The St. Paul Travelers Companies, Inc. All Right Reserved   Page 1 of 2

5. The Single Loss Limit of Liability for the coverage provided by this rider shall be Three Million Dollars ($3,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations of the attached bond.

6. The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Single Loss Deductible Amount indicated in Item 4 of the Declarations, but not in excess of the Single Loss Limit of Liability stated above.












Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

Page 2 of 2  (C)2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

                   AMEND DEFINITION OF EMPLOYEE MEL2260 - Ed.
                           1/05 - For use with Form 14

It is agreed that:

1. The following is added to DEFINITION (e), Employee of the CONDITIONS AND
LIMITATIONS:

 (7) All Directors, Trustees and Non-Compensated Offcers when performing acts coming within the scope of the usual duties of an offcer or employee;

 (8) Any former Employees for a period of 60 days following termination provided that such termination was not due to a dishonest or fraudulent act;

 (9) Any former Employee or retiree of the insured retained as a consultant while working exclusively for the Insured, on the Insured's premises and under written contract;













Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C)2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

                          UNAUTHORIZED SIGNATURES (For
                              use with SAA Form 14)
                                MEL2570 Ed. 3-05


It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

             INSURING AGREEMENT N - UNAUTHORIZED SIGNATURES

   Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on fle with the Insured as a signatory on such account.

   It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. Section 2(a) of the Conditions And Limitations is deleted in its entirety and the following is substituted in lieu thereof:

   2(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements A, D, E or F

3. The Single Loss Limit of Liability for the coverage provided by this rider
   shall be Fifty Thousand Dollars ($50, 000        ), it being understood,
   however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations of the attached bond.

4. The Underwriter shall be liable hereunder for the amount by which a Single
   Loss  exceeds  the  Single  Loss  Deductible   Amount  in  Item  4  of  the
   Declarations, but not in excess of the Single Loss Limit of Liability stated above.









Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C)2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

                DEFINITION OF EMPLOYEE TO COMPLY WITH INVESTMENT
                               COMPANY ACT OF 1940
                            For use with SAA Form 14
                               MEL3242 - Ed. 7/05

It is agreed that:

1. "Employee" as defined in Section 1(a) of the Conditions and Limitations is amended to include:

     (a) each director or trustee of the Insured, the investment adviser, underwriter (distributor), transfer agent, or shareholder accounting record-keeper, or administrator authorized by written agreement to keep fnancial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or Employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; provided, that only directors and trustees of a transfer agent, shareholder accounting record-keeper or administrator which is an afliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an afliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the defnition of Employee, and

     (b)  each officer, partner or Employee or
          (1) an investment adviser,
          (2) an underwriter (distributor),
          (3) a transfer agent or shareholder accounting ecord-keeper, or
          (4) an administrator authorized by written agreement to keep financial and/or other required records,

      for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an offcer or Employee of any Investment Company named as insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company; provided, that only offcers, Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affliated person, as defned in the Investment Company Act of 1940, of an Investment Company named as insured or is an afliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the defnition of Employee.

      Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

2. The attached bond is amended by inserting as part (t) in the Defnitions Section, the following:

     (t) "Investment Company" means an investment company registered under the Investment Company Act of 1940.


Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                       By              COPY
                                          -------------------------------------
                                                Authorized Representative

                                      AGENT

(C)2005 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

             THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
                      UNCOLLECTIBLE ITEMS OF DEPOSIT RIDER
                                MEL2045 Ed. 11-04

To be attached to and form part of Financial Institution Bond, Standard Form No. 14.

PROVISIONS
----------

1. The following Insuring Agreement is added as an additional Insuring Agreement to the bond:

                         UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting directly from payments of dividends, issuance of Fund shares or withdrawals permitted from any customer's, shareholder's or subscriber's account as a consequence of:

     A. uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or its agent to such person's account; or

     B. any Item of Deposit processed through an automated clearing house which is reversed by a customer, shareholder or subscriber and is deemed uncollectible by the Insured; provided, that: (i) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed; and (ii) the insured shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its operations guidelines (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was frst credited to any Fund(s).

2.   Solely  with  respect  to  this  UNCOLLECTIBLE  ITEMS  OF  DEPOSIT
Insuring Agreement:

     A. Fund or Investment Company means an investment company registered under the Investment Company Act of 1940.

     B. Item(s) of Deposit means one or more checks or drafts.

3. In addition to the Conditions and Limitations set forth in the bond, the following provisions are applicable to this UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement:

     A. The bond does not cover loss resulting from uncollectible Item(s) of Deposit, which are drawn from a financial institution outside the United States of America, District of Columbia, Puerto Rico, territories and possessions of the United States of America, or Canada.

     B. The aggregate Limit of Liability applicable to this UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement is Fifty Thousand Dollars ($50,000 ) Dollars. Such limit is part of and not in addition to the Limit of Liability shown in the Declarations. Each loss is subject to the Deductible Amount shown in the Declarations.



(C)2005 The St. Paul Travelers Companies, Inc. All Right Reserved   Page 1 of 2

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned bond, except as expressly stated herein. This rider is part of such bond and incorporated therein.

This rider is efective at the Inception Date stated in ITEM 2 of the Declarations or efective at 12:01 A.M. on 02/15/2006, if indicated herein. Complete the following only when this rider is not prepared with the bond or is to be efective on a date other than the Inception Date of the bond.


Accepted by: -------------------------------------------------------------------
             On behalf of the entity named in ITEM 1 of the Declarations.


             -------------------------------------------------------------------
             Authorized Underwriter Representative













Page 2 of 2  (C)2004 The St. Paul Travelers Companies, Inc. All Rights Reserved


The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

                          AUDIT EXPENSE COVERAGE RIDER

It is agreed that:

1. An additional paragraph, as follows, is inserted as the fnal paragraph to the Fidelity Insuring Agreement.

   Audit Expense Coveage        25,000
                                (for coverage, an amount must be inserted above)

   Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated above opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2. The following paragraph is substituted for Section 2(u) of the attached bond:

   (u) all fees, costs and expenses incurred by the Insured

     (1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense Coverage, or

     (2) as a party to any legal proceeding whether or not such legal proceeding exposes the insured to loss covered by this bond;

     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned bond, except as expressly stated herein. This rider is part of such bond and incorporated therein.

     This rider is efective at the Inception Date stated in ITEM 2 of the Declarations or efective at 12:01 A.M. on 02/15/2006, if indicated herein. Complete the following only when this rider is not prepared with the bond or is to be efective on a date other than the Inception Date of the bond.

Accepted by:
            --------------------------------------------------------------------
            On behalf of the entity named in ITEM 1 of the Declarations.



            --------------------------------------------------------------------
            Authorized Underwriter Representative

MEL2049 Ed. 11-04

(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved


----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

         Amend General Agreement D - Representation of Insured - MEL1965

        It is agreed that:

1. The following replaces the second paragraph of General Agreement D., Representation of Insured:

   "Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond."

















Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                        ----------------------------------------
                                                Authorized Representative


----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

It is agreed that:

1. From and after the time this Rider becomes efective the Insured under the attached Bond are:

        Pax World Management Corporation
        Pax World Capital Management
        Pax World Balanced Funds
        Pax World Growth Fund, Inc.
        Pax World High Yield Fund, Inc.
        Pax World Money Market Fund, Inc.

2. The first Named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached Bond.

3. Knowledge possessed or discovery made by any insured or by any partner or offcer thereof shall for all the purposes of the attached Bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached Bond in its entirety, the attached Bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the frst Named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first Named Insured ceases for any reason to be covered under the attached Bond, then the Insured next named shall thereafer be considered as the first Named Insured for all the purposes of the attached Bond.

7. The attached Bond shall be subject to all its agreements, limitations and conditions except as herein expressly modifed.

8. This Rider shall become effective as of 12:01 a.m on February 15, 2006 standard time as specifed in the attached Bond.



                                        BY:
                                           ------------------------------------
                                                      Authorized Representative

       JOINT INSURED RIDER - DISCOVERY FORM

FOR USE WITH ALL FORMS OF STANDARD BONDS ON A "DISCOVERY"
FORM, WHICH DO NOT CONTAIN A JOINT INSURED PARAGRAPH, WHEN-
EVER TWO OR MORE ARE NAMED AS INSURED.

REVISED TO SEPTEMBER, 1954.

SR 5538


----------------------------------------------------------------------------------------------------------------
   ATTACHED TO AND FORMING         DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
      PART OF POLICY NO.             RIDER EXECUTED                                   12:01 A.M. LOCAL TIME AS
                                                                                      SPECIFIED IN THE POLICY
          490PB1080                    05/09/06                  02/15/06
----------------------------------------------------------------------------------------------------------------
*ISSUED TO
PAX WORLD MANAGEMENT CORPORATION
----------------------------------------------------------------------------------------------------------------

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

                  INSURING AGREEMENT G - COMPUTER SYSTEMS FRAUD

      Loss resulting directly from a fraudulent

      (1) entry of Electronic Data or Computer Program into, or

      (2) change of Electronic Data or Computer Program within

       any Computer System operated by the Insured, whether owned or leased; or any Computer System identifed in the application for this bond; or a Computer System frst used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

       provided that the entry or change causes

       (i)   Property to be transferred, paid or delivered,

       (ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

       (iii) an unauthorized account or a fctitious account to be debited or credited.

       In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

                                   DEFINITIONS

     (A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

                                    (PAGE 2)

(B) Computer System means

  (1)computers  with  related  peripheral  components,   including  storage
     components wherever located,

  (2) systems and applications sofware,

  (3) terminal devices, and

  (4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

     (C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.


                                   EXCLUSIONS

     (A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

     (B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

     (C) loss resulting directly or indirectly from

          (1) mechanical failure, faulty construction, error in design, latent defect, fre, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

          (2) failure or breakdown of electronic data processing media, or

          (3) error or omission in programming or processing;

     (D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premise of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

     (E) loss resulting directly or indirectly from the theft of confdential information.

                                    (PAGE 3)

                                SERIES OF LOSSES

        All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifcally identifed, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentifed individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, as found in the attached bond, does not apply to the Computer Systems Fraud Insuring Agreement.

                    "loss involving any Uncertifcated Security except an Uncertifcated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"


                                        BY:
                                           -------------------------------------
                                                       Authorized Representative

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORM NO. 14,15 AND 25 ADOPTED DECEMBER 1993

SR 6196 Printed in U.S.A.